FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/15/2022

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and full year 2021 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: February 15, 2022

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2021 Results

Luxembourg, February 15, 2022 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year ended December 31, 2021.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International
Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as EBITDA, Net Cash, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of 2021 Results

	2021	2020

Steel Shipments (tons)	12,065,000	11,360,000	6%
Iron Ore Shipments (tons)	3,809,000	3,797,000	0%
Net Sales ($ million)	16,090.7	8,735.4	84%
Operating Income ($ million)	5,271.1	1,079.5	388%
EBITDA ($ million)	5,862.9	1,524.5	285%
EBITDA Margin (% of net sales)	36%	17%
EBITDA per Ton ($)	485.9	134.2
Equity in earnings of non-consolidated companies ($ million)	400.7	57.6
Income Tax Result ($ million)	(1,397.1)	(291.5)
Net Income ($ million)	4,367.2	867.9
Equity Holders' Net Result ($ million)	3,825.1	778.5
Earnings per ADS ($)[1]	19.49	3.97

•EBITDA of $5.9 billion, highest on record, on steel shipments of 12.1 million tons, with EBITDA margin of 36% and EBITDA per ton of $485.9.
•Equity holders' net income of $3.8 billion, equivalent to earnings per ADS of $19.49.
•Net cash provided by operating activities of $2.7 billion, including a working capital increase of $2.6 billion mainly due to the impact of higher realized steel prices and costs, and higher inventory volumes.
•Free cash flow of $2.2 billion after capital expenditures of $523.6 million.
•Dividends paid to shareholders of $569.3 million.
•Net cash position of $1.2 billion at the end of December 2021, compared to net debt position of $0.4 billion at the end of December 2020.

Ternium’s steel shipments in 2021 were 12.1 million tons, up 705,000 tons compared to shipment levels in 2020 reflecting the ramp-up of Ternium's new facilities in Colombia and Mexico, and a recovery from the impact of the COVID-19 outbreak on economic activity and steel demand in 2020.

Shipments in Mexico increased 11% year-over-year in 2021, mainly due to higher activity levels in the export-led industrial sector. In the Southern Region, shipments increased 30% year-over-year in 2021 on higher durable goods consumption and increased activity in the construction sector. In the Other Markets region, shipments decreased 14% year-over-year, reflecting lower slab shipments to third parties partially offset by higher finished steel shipments. Revenue per ton reached $1,309 in 2021, the highest on record, increasing $561 compared to revenue per ton in 2020, on higher steel prices in all of Ternium's markets.

Operating income amounted to $5.3 billion in 2021, the highest on record, with EBITDA of $5.9 billion. EBITDA per ton reached $485.9 in 2021, increasing $351.7 year-over-year on higher steel prices partially offset by higher costs of raw materials and purchased slabs. The company’s net income in 2021 was $4.4 billion.

Summary of Fourth Quarter of 2021 Results

	4Q21	3Q21		4Q20[2]

Steel Shipments (tons)	2,827,000	3,071,000	-8%	3,067,000	-8%
Iron Ore Shipments (tons)	1,019,000	850,000	20%	943,000	8%
Net Sales ($ million)	4,329.7	4,592.0	-6%	2,579.7	68%
Operating Income ($ million)	1,358.5	1,735.4	-22%	871.3	56%
EBITDA ($ million)	1,504.7	1,880.6	-20%	645.2	133%
EBITDA Margin (% of net sales)	35%	41%		25%
EBITDA per Ton ($)	532.3	612.4		210.3
Equity in earnings of non-consolidated companies ($ million)	98.7	84.4		57.9
Income Tax Result ($ million)	(342.4)	(486.0)		(9.0)
Net Result ($ million)	1,135.8	1,366.4		864.7
Equity Holders' Net Result ($ million)	998.0	1,202.1		794.5
Earnings per ADS ($)[1]	5.08	6.12		4.05

•EBITDA of $1.5 billion on steel shipments of 2.8 million tons, with EBITDA margin of 35% and EBITDA per ton of $532.3.
•Equity holders' net income of $1.0 billion, equivalent to earnings per ADS of $5.08.
•Net cash provided by operating activities of $1.1 billion, including a working capital increase of $158.3 million.
•Free cash flow of $1.0 billion after capital expenditures of $121.9 million.

Ternium's shipments in the fourth quarter 2021 were 2.8 million tons, down 8% sequentially mainly as a result of lower steel shipments in Mexico partially offset by higher steel volumes in the Other Markets region. Shipments in Mexico decreased 17% sequentially in the fourth quarter, reflecting an increase in inventories in the value chain due to higher steel imports, a persistent scarcity of semiconductors for vehicle manufacturing and year-end seasonality. Shipments in the Other Markets region increased 8% sequentially due to higher finished steel shipments, partially offset by lower slab shipments to third parties. On an year-over-year basis, shipments in the fourth quarter 2021 were down 8% mainly due to decreased volumes in the Mexican market.

Revenue per ton reached $1,505 in the fourth quarter 2021, increasing 2% sequentially. Revenue per ton increased 2% in Mexico, as higher contract prices were partially offset by lower spot steel prices, 2% in the Southern Region and 5% in the Other Markets region, as a better product mix was partially offset by lower steel prices. On an year-over-year basis, revenue per ton increased $680 in the fourth quarter, reflecting higher steel prices in all of Ternium's steel markets.

Operating income amounted to $1.4 billion in the fourth quarter 2021, with EBITDA of $1.5 billion. EBITDA per ton was $532.3, down $80.1 from record-high EBITDA per ton in the previous quarter mainly reflecting higher costs of purchased slabs and raw materials, partially offset by higher realized steel prices. On an year-over-year basis, EBITDA per ton increased $322.0 in the fourth quarter mainly as a result of higher realized steel prices partially offset by higher costs of purchased slabs and raw materials. The company’s net income in the fourth quarter 2021 was $1.1 billion.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of $0.26 per share ($2.60 per ADS), or $510.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2022. This dividend proposal reflects the significant improvement in the company’s financial performance in 2021, the strength of its balance sheet and its positive prospects for cash generation in the year to come.

The annual dividend would include the interim dividend of $0.08 per share ($0.80 per ADS), or $157.0 million, paid in November 2021. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353.4 million in the aggregate, will be paid on May 11, 2022, with record-date on May 6, 2022.

Outlook

Following an outstanding 2021, during which Ternium achieved record profitability and successfully completed its capacity expansion program, the company expects to deliver solid performance in 2022, despite a business environment with gradually normalizing steel prices and margins, supported by the ongoing ramp-up of the new hot-rolling mill in its Pesquería facility.

In the USMCA region, supply chain disruptions continue to affect several manufacturing industries’ input procurement. For the automotive industry specifically, ongoing semiconductor scarcity is causing low unit inventory levels and significant pent-up demand. During 2022, Ternium anticipates this situation to gradually adjust and drive increased apparent steel demand in the region that, coupled with a decrease in steel imports, should cause declining steel prices to stabilize during the first half of the year.

In Argentina, shipments remained at relatively stable levels during 2021, and the company expects this to continue in the first quarter, driven by healthy activity in the construction, agribusiness and automotive industries. The outlook for the Argentine market in 2022, however, remains significantly uncertain, given the unstable macroeconomic variables that persist in the country.

Ternium expects a sequential decrease in EBITDA in the first quarter of 2022, primarily resulting from lower margins, partially offset by higher shipments in the USMCA region.

Analysis of 2021 Results

Net sales in 2021 were $16.1 billion, 84% higher than net sales in 2020. The following table outlines Ternium’s consolidated net sales for 2021 and 2020:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	2021	2020	Dif.	2021	2020	Dif.	2021	2020	Dif.
Mexico	8,872.1	4,568.3	94%	6,534	5,913	11%	1,358	773	76%
Southern Region	3,374.1	1,761.9	92%	2,503	1,924	30%	1,348	916	47%
Other Markets	3,548.6	2,171.6	63%	3,028	3,523	-14%	1,172	616	90%

Total steel products	15,794.8	8,501.8	86%	12,065	11,360	6%	1,309	748	75%
Other products*	248.3	177.7	40%

Steel segment	16,043.0	8,679.5	85%

Mining segment	526.3	390.5	35%	3,809	3,797	0%	138	103	34%

Intersegment eliminations	(478.6)	(334.6)

Net sales	16,090.7	8,735.4	84%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

Cost of sales was $9.9 billion in 2021, an increase of $2.8 billion compared to 2020. This was principally due to a $2.4 billion, or 44%, increase in raw materials and consumables used, mainly reflecting higher purchased slabs and raw material costs and a 6% increase in steel volumes; and to a $394.1 million increase in other costs, mainly including a $211.3 million increase in maintenance expenses, a $143.6 million increase in labor costs and a $38.3 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in 2021 were $950.1 million, or 6% of net sales, an increase of $187.2 million compared to SG&A expenses in 2020, mainly due to a $79.0 million increase in freight and transportation expenses, a $63.2 million increase in taxes and a $57.8 million increase in labor costs, partially offset by a $33.9 million decrease in amortization of intangible assets.

Operating income in 2021 was $5.3 billion, or 33% of net sales, compared to operating income of $1.1 billion, or 12% of net sales in 2020. The following table outlines Ternium’s operating result by segment for 2021 and 2020:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2021	2020	2021	2020	2021	2020	2021	2020
Net Sales	16,043.0	8,679.5	526.3	390.5	(478.6)	(334.6)	16,090.7	8,735.4
Cost of sales	(10,082.3)	(7,172.6)	(310.6)	(268.9)	497.8	341.6	(9,895.1)	(7,099.9)
SG&A expenses	(923.7)	(740.1)	(26.5)	(22.8)	—	—	(950.1)	(762.9)
Other operating income (loss), net	24.5	209.0	1.1	(2.1)	—	—	25.6	206.8
Operating result	5,061.6	975.8	190.2	96.7	19.3	7.0	5,271.1	1,079.5

EBITDA	5,589.8	1,370.6	253.9	146.9	19.3	7.0	5,862.9	1,524.5

Net financial results were a gain of $92.5 million in 2021, including a $77.3 million gain related to changes in the fair value of financial assets and a $35.9 million gain related to investment returns on the company's liquidity position net of borrowing costs. These positive results were partially offset by a $36.8 million net foreign exchange loss, mainly related to the net negative impact of the depreciation of the Argentine Peso against the US dollar (18% in the year) on the net local currency position of Ternium's Argentine subsidiary. Net financial results in the full year of 2020 were a gain of $22.3 million.

Equity in results of non-consolidated companies was a gain of $400.7 million in 2021, mainly as a result of Ternium's investment in Usiminas, compared to a gain of $57.6 million in 2020. In addition to better operating and financial results, in 2021 Usiminas recorded a gain related to a favorable Brazilian Federal Supreme Court ruling in connection with the calculation method for certain sales tax credits.

Income tax expense in 2021 was $1.4 billion, with a 24% effective tax rate, compared to $291.5 million in 2020.

Analysis of Fourth Quarter of 2021 Results

Net sales in the fourth quarter of 2021 were $4.3 billion, 68% higher than net sales in the fourth quarter of 2020. The following table outlines Ternium’s consolidated net sales for the fourth quarter of 2021 and the fourth quarter of 2020:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	4Q21	4Q20	Dif.	4Q21	4Q20	Dif.	4Q21	4Q20	Dif.
Mexico	2,194.9	1,382.2	59%	1,403	1,643	-15%	1,564	841	86%
Southern Region	945.0	632.7	49%	618	653	-5%	1,528	968	58%
Other Markets	1,115.3	516.9	116%	805	771	4%	1,385	671	106%

Total steel products	4,255.2	2,531.8	68%	2,827	3,067	-8%	1,505	825	82%
Other products*	64.7	45.5	42%

Steel segment	4,320.0	2,577.3	68%

Mining segment	159.4	105.7	51%	1,019	943	8%	156	112	40%

Intersegment eliminations	(149.7)	(103.3)

Net sales	4,329.7	2,579.7	68%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

Cost of sales was $2.7 billion in the fourth quarter of 2021, an increase of $805.9 million compared to the fourth quarter of 2020. This was principally due to a $726.2 million, or 49%, increase in raw material and consumables used, mainly reflecting higher purchased slab and raw material costs, partially offset by an 8% decrease in steel volumes; and to a $79.7 million increase in other costs, mainly including a $59.9 million increase in maintenance expenses, an $11.9 million increase in labor costs and an $8.8 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the fourth quarter of 2021 were $257.9 million, or 6% of net sales, an increase of $61.1 million compared to SG&A in the fourth quarter of 2020, mainly due to a $36.8 million increase in freight and transportation expenses, a $10.0 million increase in taxes and a $6.3 million increase in labor costs.

Operating income in the fourth quarter of 2021 was $1.4 billion, or 31% of net sales, compared to operating income of $871.3 million, or 34% of net sales, in the fourth quarter of 2020. The following table outlines Ternium’s operating result by segment for the fourth quarter of 2021 and fourth quarter of 2020:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	4Q21	4Q20[2]	4Q21	4Q20	4Q21	4Q20	4Q21	4Q20[2]
Net Sales	4,320.0	2,577.3	159.4	105.7	(149.7)	(103.3)	4,329.7	2,579.7
Cost of sales	(2,803.6)	(1,949.3)	(83.0)	(73.9)	166.6	109.1	(2,720.0)	(1,914.1)
SG&A expenses	(251.9)	(192.3)	(6.0)	(4.5)	—	—	(257.9)	(196.7)
Other operating income (loss), net	5.8	404.0	0.9	(1.5)	—	—	6.7	402.4
Operating result	1,270.2	839.6	71.4	25.9	16.9	5.7	1,358.5	871.3

EBITDA	1,400.3	599.4	87.6	40.1	16.9	5.7	1,504.7	645.2

Net financial results were a gain of $20.9 million in the fourth quarter of 2021, including a $26.6 million gain related to changes in the fair value of financial assets and an $11.3 million gain related to investment returns on the company's liquidity position net of borrowing costs. These positive results were partially offset by an $11.4 million net foreign exchange loss, mainly related to the negative impact of the depreciation of the Argentine Peso against the US dollar (4% in the period) on the net local currency position of Ternium's Argentine subsidiary. Net financial results in the fourth quarter of 2020 were a loss of $55.5 million.

Equity in earnings of non-consolidated companies was a gain of $98.7 million in the fourth quarter of 2021, compared to a gain of $57.9 million in the fourth quarter of 2020, mainly due to better results from Ternium's investment in Usiminas.

Income tax expense in the fourth quarter of 2021 was $342.4 million, with a 23% effective tax rate, compared to $9.0 million in the fourth quarter of 2020.

Cash Flow and Liquidity

Net cash provided by operating activities in 2021 was $2.7 billion. Working capital increased by $2.6 billion in 2021 as a result of a $1.9 billion increase in inventories and an aggregate $926.7 million increase in trade and other receivables, partially offset by an aggregate $215.5 million increase in accounts payable and other liabilities. The inventory value increase in 2021 was due to a $672.9 million higher steel volume, a $662.5 million higher cost of steel and a $571.1 million inventory value increase in raw materials, supplies and others.

Capital expenditures in 2021 were $523.6 million, $36.4 million lower than in 2020. Of note during the year were the investments made for Ternium's new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In 2021, Ternium's free cash flow reached $2.2 billion. The company paid dividends to shareholders of $569.3 million, and paid borrowings and financial leases for a total of $285.1 million. As of December 31, 2021, Ternium had a net cash position of $1.2 billion.

Net cash provided by operating activities in the fourth quarter of 2021 was $1.1 billion. Working capital increased by $158.3 million in the fourth quarter of 2021 as a result of a $282.0 million increase in inventories and an aggregate $125.7 million decrease in accounts payable and other liabilities, partially offset by an aggregate $249.3 million net decrease in trade and other receivables. The inventory value increase in the fourth quarter of 2021 was due to a $325.9 million higher steel volume and a $45.8 million inventory value increase in raw materials, supplies and others, partially offset by an $89.8 million lower cost of steel. In the fourth quarter of 2021, Ternium's free cash flow was $1.0 billion.

Conference Call and Webcast

Ternium will host a conference call on February 16, 2022, at 11:00 a.m. ET in which management will discuss fourth quarter and full year 2021 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	4Q21	4Q20[2]	2021	2020
	(Unaudited)
Net sales	4,329.7	2,579.7	16,090.7	8,735.4
Cost of sales	(2,720.0)	(1,914.1)	(9,895.1)	(7,099.9)
Gross profit	1,609.7	665.6	6,195.7	1,635.5
Selling, general and administrative expenses	(257.9)	(196.7)	(950.1)	(762.9)
Other operating income, net	6.7	402.4	25.6	206.8
Operating income	1,358.5	871.3	5,271.1	1,079.5

Finance expense	(6.4)	(7.8)	(27.0)	(46.6)
Finance income	17.8	18.5	62.9	49.4
Other financial income (expenses), net	9.6	(66.2)	56.5	19.6
Equity in earnings of non-consolidated companies	98.7	57.9	400.7	57.6
Profit before income tax expense	1,478.2	873.7	5,764.3	1,159.4
Income tax expense	(342.4)	(9.0)	(1,397.1)	(291.5)
Profit for the period	1,135.8	864.7	4,367.2	867.9

Attributable to:
Owners of the parent	998.0	794.5	3,825.1	778.5
Non-controlling interest	137.9	70.2	542.1	89.4
Profit for the period	1,135.8	864.7	4,367.2	867.9

Consolidated Statement of Financial Position

$ million	December 31, 2021	December 31, 2020

Property, plant and equipment, net	6,431.6	6,504.7
Intangible assets, net	902.3	908.6
Investments in non-consolidated companies	751.5	471.3
Deferred tax assets	160.7	158.7
Receivables, net	177.8	243.3
Trade receivables, net	0.2	—
Other investments	67.3	2.9
Total non-current assets	8,491.4	8,289.5

Receivables, net	357.7	288.6
Derivative financial instruments	4.4	1.6
Inventories, net	3,908.3	2,001.8
Trade receivables, net	1,767.2	918.4
Other investments	1,290.5	813.5
Cash and cash equivalents	1,276.6	537.9
Total current assets	8,604.6	4,561.8

Non-current assets classified as held for sale	1.9	5.0

Total assets	17,097.9	12,856.2

Capital and reserves attributable to the owners of the parent	10,535.0	7,286.1
Non-controlling interest	1,700.0	1,157.0

Total Equity	12,235.0	8,443.2

Provisions	83.3	80.6
Deferred tax liabilities	186.2	346.5
Other liabilities	506.9	551.9
Trade payables	1.0	1.1
Derivative financial instruments	—	0.5
Lease liabilities	215.3	251.6
Borrowings	656.5	1,327.3
Total non-current liabilities	1,649.1	2,559.5

Current income tax liabilities	873.8	110.5
Other liabilities	345.1	249.8
Trade payables	1,126.0	1,049.3
Derivative financial instruments	1.9	5.8
Lease liabilities	44.4	42.5
Borrowings	822.6	395.6
Total current liabilities	3,213.8	1,853.6

Total liabilities	4,862.9	4,413.1

Total equity and liabilities	17,097.9	12,856.2

Consolidated Statement of Cash Flows

$ million	4Q21	4Q20[2]	2021	2020
	(Unaudited)

Profit for the period	1,135.8	864.7	4,367.2	867.9

Adjustments for:
Depreciation and amortization	146.2	154.0	591.8	631.1
Equity in earnings of non-consolidated companies	(98.7)	(57.9)	(400.7)	(57.6)
ICMS provision recovery, net of reversal of related asset	—	(380.1)	—	(186.0)
Changes in provisions	2.1	0.9	11.8	0.6
Net foreign exchange results and others	(5.3)	107.0	140.9	78.9
Interest accruals less payments	2.1	2.4	5.9	7.0
Income tax accruals less payments	111.2	(60.9)	578.3	66.6
Changes in working capital	(158.3)	(275.3)	(2,617.8)	352.8

Net cash provided by operating activities	1,135.1	354.9	2,677.3	1,761.2

Capital expenditures	(121.9)	(120.5)	(523.6)	(560.0)
Proceeds from the sale of property, plant & equipment	0.4	0.7	1.8	1.0
Acquisition of non-controlling interest	—	(2.9)	(0.8)	(17.0)
Dividends received from non-consolidated companies	55.8	—	56.3	—
Increase in other Investments	(555.3)	(190.3)	(579.0)	(600.9)

Net cash used in investing activities	(621.0)	(313.0)	(1,045.4)	(1,176.9)

Dividends paid in cash to company's shareholders	(157.0)	—	(569.3)	—
Finance lease payments	(11.7)	(11.7)	(45.6)	(42.1)
Proceeds from borrowings	40.6	1.3	246.0	245.7
Repayments of borrowings	(60.3)	(151.6)	(485.5)	(709.8)

Net cash used in financing activities	(188.5)	(162.0)	(854.4)	(506.3)

Increase (decrease) in cash and cash equivalents	325.6	(120.1)	777.6	78.1

	Shipments
Thousand tons	4Q21	4Q20	3Q21	2021	2020

Mexico	1,403	1,643	1,697	6,534	5,913
Southern Region	618	653	626	2,503	1,924
Other Markets	805	771	748	3,028	3,523
Total steel segment	2,827	3,067	3,071	12,065	11,360

Total mining segment	1,019	943	850	3,809	3,797

	Revenue / ton
$/ton	4Q21	4Q20	3Q21	2021	2020

Mexico	1,564	841	1,529	1,358	773
Southern Region	1,528	968	1,497	1,348	916
Other Markets	1,385	671	1,316	1,172	616
Total steel segment	1,505	825	1,471	1,309	748

Total mining segment	156	112	154	138	103

	Net Sales
$ million	4Q21	4Q20	3Q21	2021	2020

Mexico	2,194.9	1,382.2	2,594.5	8,872.1	4,568.3
Southern Region	945.0	632.7	936.8	3,374.1	1,761.9
Other Markets	1,115.3	516.9	984.3	3,548.6	2,171.6
Total steel products	4,255.2	2,531.8	4,515.6	15,794.8	8,501.8
Other products*	64.7	45.5	58.8	248.3	177.7
Total steel segment	4,320.0	2,577.3	4,574.4	16,043.0	8,679.5

Total mining segment	159.4	105.7	131.0	526.3	390.5

Total steel and mining segments	4,479.4	2,683.0	4,705.4	16,569.3	9,070.1

Intersegment eliminations	(149.7)	(103.3)	(113.4)	(478.6)	(334.6)

Total net sales	4,329.7	2,579.7	4,592.0	16,090.7	8,735.4
*The item “Other products” primarily includes electricity sales in Brazil and Mexico.

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA
EBITDA equals operating income (loss) adjusted to exclude depreciation and amortization and certain other non-cash operating results:

$ million	4Q21	4Q20[2]	3Q21	2021	2020

Operating income	1,358.5	871.3	1,735.4	5,271.1	1,079.5
Less: ICMS provision recovery, net of reversal of related asset	—	(380.1)	—	—	(186.0)
Plus: depreciation and amortization	146.2	154.0	145.2	591.8	631.1
EBITDA	1,504.7	645.2	1,880.6	5,862.9	1,524.5

Free cash flow
Free cash flow equals net cash provided by operating activities less capital expenditures:

$ million	4Q21	4Q20	3Q21	2021	2020

Net cash provided by operating activities	1,135.1	354.9	586.0	2,677.3	1,761.2
Less: capital expenditures	(121.9)	(120.5)	(110.6)	(523.6)	(560.0)
Free cash flow	1,013.2	234.4	475.4	2,153.7	1,201.2

Net debt (cash)
Net debt (cash) equals borrowings less the consolidated position of cash and cash equivalents and other investments:

$ billion	December 31, 2021	December 31, 2020	September 30, 2021

Borrowings (current and non-current)	1.5	1.7	1.5
Less: cash and cash equivalents[3]	1.3	0.5	0.9
Less: other investments (current and non-current)[3]	1.4	0.8	0.8
Net (cash) debt	(1.2)	0.4	(0.3)

Notes

1    American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

2    As reported in Ternium's results press release dated November 2, 2021, comparative information as of September 30, 2020, was adjusted to reflect the derecognition of an asset of $194.1 million arising from Ternium's right to recover 50% of a contingency amount from Thyssenkrupp. As an offsetting adjustment was included in the fourth quarter of 2020, the Income Statement, Statement of Comprehensive Income, Statement of Financial Position, Statement of Changes in Equity and Statement of Cash Flows as of and for the full year ended December 31, 2020, was not affected. See note 24 (i) (g) "ICMS deferral tax benefit – Action of Unconstitutionality" to Ternium's Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

3    Ternium Argentina's consolidated position of cash and cash equivalents and other investments amounted to $0.9, $0.4 and $0.7 billion as of December 31, 2021, December 31, 2020 and September 30, 2021, respectively.